March 31, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Increases Resource Estimate by 41%
to 103.2 Million Ounces Silver Equivalent

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to report that an updated NI 43-101 compliant mineral resource estimate has been completed on its La Preciosa Project in Durango, Mexico. The study concludes that work to date on the property has outlined an estimated Inferred Resource of 15.35 million tonnes grading 0.321 g/t Au and 190.0 g/t Ag at a cut-off grade of 100 g/t for a Silver-Equivalent grade of 209.2 g/t.

Contained metal in the Inferred Resource equals 2,915 million grams Ag (93.7 million oz Silver) and 4.92 million grams Au (158,000 oz Gold) for a silver-equivalent 3,211 million grams Ag-Eq (103.2 million oz Silver Equivalent). Silver-equivalent values reported in this Resource Estimate are determined by adding the silver grade to 60 times the gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Table of Comparative Change between Resource Estimate IV (Oct 2007) and Resource Estimate V (March 2008)

	Oct 2007	Mar 2008	% Change
Tonnes (million)	10.36	15.35	+ 48%
Au (g/t)	0.328	0.321	-0.02%
Ag (g/t)	200.0	190.0	- 5%
Ag-Eq (g/t)	219.0	209.2	- 4%
Gold (ounces)	109,000	158,000	+ 45%
Silver (million ounces)	66.6	93.7	+ 41%
Silver-Equivalent (million ounces)	73.1	103.2	+ 41%

Gary Cope, President of Orko, adds, “We are very pleased to have added over 30 million ounces to the current estimate especially since we were able to only include assay data from an additional 36 holes of drilling since our previous estimate in October 2007. Given that we have already started drilling Hole 220 at La Preciosa, for our next resource estimate we anticipate having available assay data from at least another 70 or more drill holes. To that end, we have retained the services of Mine Development Associates of Reno Nevada to complete an independent resource estimate expected to be received in the 3rd quarter of this year. The final product will be a 3D block model and a preliminary economic assessment with mining methods, type of plant, cash flow, etc. and a complete 43-101 resource estimate report.”

The Martha Vein

The Martha Vein accounted for all of the additional ounces added in this resource estimate and now represents 56% of the total resource estimate at La Preciosa. Of note is that The Martha Vein has a true average width of 9.92 metres.

The Effect of Martha Vein to Resource Estimates III, IV & V

Resource Estimate	All Other Veins (million oz Ag-Eq)	Martha (million oz Ag-Eq)	Total (million oz Ag-Eq)	Martha % of Total

Mar 2007	39.3	n/a	39.3	0
Oct 2007	45.6	27.5	73.1	38
Mar 2008	45.6	57.6	103.2	56

Basis of Resource Estimate

La Preciosa is an epithermal vein hosted silver-gold deposit located at 2,100 metres elevation on the eastern side of the Sierra Madre Occidental Mountains of north-central Mexico. The resource estimate includes; the Abundancia, La Gloria, Luz Elena, and Esperancita Veins. In addition, the Martha vein, discovered in hole BP06-77, has added considerably to the overall resource estimate. More strike length potential and down dip projections, as well as additional veins are currently being tested on the Abundancia and Martha veins as well as the other veins. Mineralized-shoots have been projected a maximum 25 meters vertically below drill intercepts. Silver-equivalent is calculated as silver plus 60 times gold, with metallurgical recoveries and net smelter returns assumed to be 100%.

The mineral resource estimate is based upon assay results from diamond drill holes BP05-01 to BP07-149 plus 7 extensions of holes previously drilled on La Preciosa Ridge completed by Major Drilling International, under the direction of Orko Silver. Average drill hole spacing is approximately 100 metres. Not all of the holes were used in the resource estimation as a number of holes tested targets outside the defined resource block.

The mineral resource estimate was done at both 100 g/t and 150 g/t cut-off grades and both will be available in the report. Upon doing its due diligence in reviewing cut-off grades, the Company’s qualified person feels given the location of the project and current market conditions that the 100 g/t cut-off grade is more relevant.

Samples from the 2005-08 programs up to hole BP07-94 were sent to SGS Mineral Services prep lab in Durango, with the pulps then sent to SGS Mineral Services accredited laboratory in Toronto, Canada. Since hole 07-94, the samples have been sent to Inspectorate America Corporations prep lab in Durango, with pulps then sent to the Inspectorate accredited laboratory in Sparks Nevada. Both labs have ISO certification. All samples have been analyzed by 40 element Inductively-Coupled Plasma (ICP) analyses, with gold determined by Fire Assay (FA) and silver determined by Atomic Absorption Spectrometry (AAS). Coarse sample rejects are then collected from SGS and Inspectorate in Durango and returned to the project site to be available for future testing. A detailed QA/QC program has been implemented since the beginning of the 2005-08 drilling, with control standards and blanks being inserted every 10th sample submitted, as well as duplicate analyses every 12th sample.

Resource estimates were prepared on vertical longitudinal sections for each vein with the exception of the Martha vein; the dip of veins has been measured on 100 metre spaced cross sections for volumetric adjustments. On the longitudinal sections, multiple mineralized-shoot locations are implied by unverified underground sampling. The mineralized-shoots have been defined utilizing minimum cut-offs of 100 and 150 g/t AgEq and constrained by minimum true vein thicknesses greater than 1.5 metres. The specific gravity has been measured for at least one piece of core in every sample submitted during the 2005-08 programs and this data has been used to convert the estimated volumes to tonnages. Within mineralized shoots the average grades have been estimated by weighted average (weighted by true thickness) of all drill intercepts within each mineralized-shoot, without an areal polygon weighting. Additional historical data of over 1300 channel samples from approximately 2.4 kilometers from drifting were not used in this study, as they have not yet been verified, however, the underground samples correlate well with the drilling results and were used to delineate mineralized-shoot boundaries.

Unlike the other veins on the property which dip between 45 and 60 degrees, the Martha vein is typically dipping 20 degrees. This relatively flat dip prompted the adoption of a plan approach to the estimate of the Martha resource. Drill hole pierce points were plotted based on down hole surveys and drill logs, based on these pierce points polygons were defined around each intercept. Plan areas were measured and then increased to account for the dip area indicated by 100 meter spaced cross sections. Inclusion or exclusion of a polygon in the resource estimate was defined using minimum cut-offs of 100 and 150 g/t Ag-Eq and constrained by minimum true vein thicknesses greater than 2.0 metres.

All 2005-2008 holes were started in HQ-size core, with reduction to NQ-size core at approximately 260 metre down hole depth. Drill core is logged by geologists who mark sample locations according to lithological/alteration changes. The individual samples are taken over core lengths always less than or equal to two metres and commonly less than a metre. The core is cut in half with a diamond saw. One-half of the core is stored in the original core boxes in core storage buildings on site. The other half of the cut core samples is placed in sample bags and transported by Orko personnel to the SGS Mineral Services or Inspectorate labs in Durango, Mexico for sample preparation and analysis.

Company geologist Ben Whiting, P.Geo., a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate. Mr. Whiting has read and approved the contents of this News Release. The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. This estimate will be filed in a technical report, compliant with NI 43-101 on SEDAR within 45 days. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Orko is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues, which may materially affect its estimate of mineral resources.

Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

A complete table of drill results is available at the link below:

http://www.orkosilver.com/i/pdf/drillresults.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews033120082.pdf

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .